Exhibit 99.5

AMENDED AND RESTATED FOURTH AMENDMENT TO CREDIT AGREEMENT

This AMENDED AND RESTATED FOURTH AMENDMENT TO CREDIT AGREEMENT (this “A&R Amendment”) is made and entered into as of September 21, 2023 by and among THERATECHNOLOGIES INC., a corporation governed by the Business Corporations Act (Quebec) (the “Borrower”), and the lenders party hereto (the “Lenders”), which constitute the Required Lenders.

WHEREAS, the Borrower, the Lenders and U.S. Bank Trust Company, National Association, in its capacity as administrative agent and collateral agent (the “Agent”) are parties to that certain Credit Agreement, dated as of July 20, 2022, as amended by that certain First Amendment to Credit Agreement, dated as of February 27, 2023, that certain Letter Agreement dated as of May 15, 2023, that certain Letter Agreement dated as of July 10, 2023 and that certain Fourth Amendment to Credit Agreement (the “Fourth Amendment”), dated as of July 28, 2023 (as so amended and restated herein and as further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”); and

WHEREAS, the Borrower wishes to amend and restate the Fourth Amendment to provide for a waiver by the Required Lenders of any Default or Event of Default that may have occurred as a result of the Borrower’s failure to comply with Section 7.21.1(b) of the Credit Agreement during the period from July 3, 2023 to and including July 9, 2023; and

WHEREAS, as provided in the Fourth Amendment, and pursuant to Section 10.1 of the Credit Agreement, the Fourth Amendment may be amended in writing and consented to by the Borrower and the Required Lenders.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend and restate the Fourth Amendment as follows:

1. Definitions. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Credit Agreement.

2. Amendment to the Credit Agreement. Upon the satisfaction of the condition precedent set forth in Section 4 below, each Lender and the Borrower hereby agree that the Credit Agreement is hereby amended as follows:

(a)  The definition of “Obligations” in Section 1.1 of the Credit Agreement is hereby amended by inserting “Fourth Amendment Fee,” immediately before the phrase “Facility Fee”.

(b)  Section 1.1 of the Credit Agreement is hereby amended by adding the following definition in alphabetical order:

““Fourth Amendment Fee” has the meaning set forth in Section 2.12.4.”

(c) Section 1.3 of the Credit Agreement is hereby amended by inserting “Fourth Amendment Fee,” immediately before the phrase “Facility Fee”.

(d)  Section 2.12 of the Credit Agreement is hereby amended by adding a new Section 2.12.4 as follows:

“2.12.4 Fourth Amendment Fee. The Borrower shall pay to the Administrative Agent for the ratable distribution to the Lenders an amendment fee (the “Fourth Amendment Fee”) in the aggregate amount of [REDACTED: Amount], which Fourth Amendment Fee shall be fully earned on July 28, 2023, and due and payable on October 31, 2023.”

(e)  Section 6.1 of the Credit Agreement is hereby amended by adding a new Section 6.1.12 as follows:

“6.1.12 13-Week Cash Flow Forecast and Cash Balance Reporting. Weekly, commencing on August 2, 2023, and on each Wednesday thereafter, until October 31, 2023, (a) a 13-week cash flow forecast in form reasonably satisfactory to the Lenders and (b) a report of Liquidity as of such date, together with applicable bank account statements and reports evidencing such Liquidity; it being understood and agreed that the Lenders shall have the right at any time to inspect and check the books and records of the Borrower, including statements and reports from its banks, to confirm compliance with Section 7.21.1 and the Borrower shall promptly cooperate with Lenders as requested by Lenders in connection therewith.”

(f) Section 7.21.1(b) of the Credit Agreement is hereby deleted in its entirety and replaced with:

“(b) at all times after the repayment in full of all amounts outstanding under the Convertible Notes and Convertible Notes Indenture until the occurrence of the Funding Date for the Tranche Three Loans or the Tranche Four Loans, (i) until July 9, 2023, $20,000,000, (ii) from July 10, 2023 to and including July 21, 2023, $14,000,000, (iii) from July 22, 2023 to and including July 28, 2023, $16,000,000, (iv) from July 29, 2023 to and including October 31, 2023, $15,000,000 and (v) after October 31, 2023, $20,000,000; provided that if following March 31, 2024 the Tesamorelin Approval has not yet been obtained, such Liquidity requirement shall become $30,000,000.”

3. Waiver of Rights and Remedies. Each of the Required Lenders hereby waive (i) any and all rights they have, had and may have against the Borrower in connection with the Borrower’s failure to comply with Section 7.21.1(b) of the Credit Agreement during the period from July 3, 2023 to and including July 9, 2023 (the “Reference Period”) and (ii) any Default or Event of Default under the Credit Agreement that may have occurred as a result of the Borrower’s failure to comply with Section 7.21.1(b) of the Credit Agreement during the Reference Period.

4. Representations and Warranties. The Borrower represents and warrants to the Lenders as follows:

(a)  After giving effect to this A&R Amendment, the representations and warranties of the Borrower and the Guarantors contained in the Credit Agreement or any other Loan Document are true and correct in all material respects (other than any representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date hereof (or as of a specific earlier date if such representation or warranty expressly relates to an earlier date).

(b)  After giving effect to this A&R Amendment, no Default or Event of Default under the Credit Agreement that has not been expressly waived in writing by the Required Lenders has occurred and is continuing.

5. Condition to Effectiveness of A&R Amendment. This A&R Amendment shall become effective upon (a) the due execution and delivery of this A&R Amendment by each of the Lenders and the Borrower, and (b) the payment of all expenses of the Lenders incurred in connection with the negotiation, preparation, execution and delivery of this A&R Amendment and the transactions contemplated hereby, which have been invoiced to the Borrower prior to the date hereof.

6. Expenses. The Borrower agrees to pay on demand all reasonable out-of-pocket and documented expenses of one primary counsel (and one counsel in each foreign jurisdiction) of the Lenders incurred in connection with the negotiation, preparation, execution and delivery of this A&R Amendment and the transactions contemplated hereby.

7. No Implied Amendment or Waiver. Except as expressly set forth in this A&R Amendment, this A&R Amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect any rights or remedies of the Lenders or the Agent under the Credit Agreement or the other Loan Documents, or alter, modify, amend or in any way affect any of the terms, obligations or covenants contained in the Credit Agreement or the other Loan Documents, all of which shall continue in full force and effect. Nothing in this A&R Amendment shall be construed to imply any willingness on the part of the Lenders or the Agent to agree to or grant any similar or future consent, waiver or amendment of any of the terms and conditions of the Credit Agreement or the other Loan Documents.

8. Waiver and Release. TO INDUCE THE LENDERS TO AGREE TO THE TERMS OF THIS A&R AMENDMENT, THE BORROWER AND THE GUARANTORS (FOR THEMSELVES AND THEIR AFFILIATES) (COLLECTIVELY, THE “RELEASING PARTIES”) REPRESENT AND WARRANT THAT AS OF THE DATE HEREOF THERE ARE NO CLAIMS OR OFFSETS AGAINST OR RIGHTS OF RECOUPMENT WITH RESPECT TO OR DEFENSES OR COUNTERCLAIMS TO THEIR OBLIGATIONS UNDER THE LOAN DOCUMENTS AND IN ACCORDANCE THEREWITH THEY:

(a)  WAIVE ANY AND ALL SUCH CLAIMS, OFFSETS, RIGHTS OF RECOUPMENT, DEFENSES OR COUNTERCLAIMS, WHETHER KNOWN OR UNKNOWN, ARISING PRIOR TO THE DATE HEREOF.

(b)  FOREVER RELEASE, RELIEVE AND DISCHARGE THE LENDERS AND THE AGENT, AND THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, MEMBERS, PARTNERS, PREDECESSORS, SUCCESSORS, ASSIGNS, ATTORNEYS, ACCOUNTANTS, AGENTS, EMPLOYEES AND REPRESENTATIVES (COLLECTIVELY, THE “RELEASED PARTIES”), AND EACH OF THEM, FROM ANY AND ALL CLAIMS, LIABILITIES, DEMANDS, CAUSES OF ACTION, DEBTS, OBLIGATIONS,

PROMISES, ACTS, AGREEMENTS AND DAMAGES, OF WHATEVER KIND OR NATURE, WHETHER KNOWN OR UNKNOWN, SUSPECTED OR UNSUSPECTED, CONTINGENT OR FIXED, LIQUIDATED OR UNLIQUIDATED, MATURED OR UNMATURED, WHETHER AT LAW OR IN EQUITY, WHICH THE RELEASING PARTIES EVER HAD, NOW HAVE, OR MAY, SHALL, OR CAN HEREAFTER HAVE, DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN ANY WAY BASED UPON, CONNECTED WITH, OR RELATED TO MATTERS, THINGS, ACTS, CONDUCT AND/OR OMISSIONS AT ANY TIME FROM THE BEGINNING OF THE WORLD THROUGH AND INCLUDING THE DATE HEREOF, INCLUDING WITHOUT LIMITATION ANY AND ALL CLAIMS AGAINST THE RELEASED PARTIES ARISING UNDER OR RELATED TO THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THE RELEASING PARTIES AND THE RELEASED PARTIES HEREBY AGREE THAT THE RELEASE CONTAINED HEREIN DOES NOT INCLUDE A RELEASE OF ANY CLAIM OR OBLIGATION AGAINST THE RELEASED PARTIES ARISING AFTER THE DATE HEREOF UNDER THE TERMS OF THE LOAN DOCUMENTS WHICH CLAIM OR OBLIGATION DOES NOT ARISE, DIRECTLY OR INDIRECTLY, OUT OF AND IS IN NO WAY BASED UPON MATTERS, THINGS, ACTS, CONDUCT AND/OR OMISSIONS OCCURRING PRIOR TO THE DATE HEREOF.

(c)  IN CONNECTION WITH THE RELEASE CONTAINED HEREIN, ACKNOWLEDGE THAT THEY ARE AWARE THAT THEY MAY HEREAFTER DISCOVER CLAIMS PRESENTLY UNKNOWN OR UNSUSPECTED, OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE WHICH THEY KNOW OR BELIEVE TO BE TRUE, WITH RESPECT TO THE MATTERS RELEASED HEREIN. NEVERTHELESS, IT IS THE INTENTION OF THE RELEASING PARTIES, THROUGH THIS A&R AMENDMENT AND WITH ADVICE OF COUNSEL, FULLY, FINALLY AND FOREVER TO RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATED THERETO, WHICH DO NOW EXIST, OR HERETOFORE HAVE EXISTED. IN FURTHERANCE OF SUCH INTENTION, THE RELEASES HEREIN GIVEN SHALL BE AND REMAIN IN EFFECT AS A FULL AND COMPLETE RELEASE OR WITHDRAWAL OF SUCH MATTERS NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY SUCH ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATED THERETO.

(d)  COVENANT AND AGREE NOT TO BRING ANY CLAIM, ACTION, SUIT OR PROCEEDING AGAINST THE RELEASED PARTIES, DIRECTLY OR INDIRECTLY, REGARDING OR RELATED IN ANY MANNER TO THE MATTERS RELEASED HEREBY, AND FURTHER COVENANT AND AGREE THAT THIS A&R AMENDMENT IS A BAR TO ANY SUCH CLAIM, ACTION, SUIT OR PROCEEDING.

(e)  REPRESENT AND WARRANT TO THE RELEASED PARTIES THAT THEY HAVE NOT HERETOFORE ASSIGNED OR TRANSFERRED, OR PURPORTED TO ASSIGN OR TRANSFER, TO ANY PERSON OR ENTITY ANY CLAIMS OR OTHER MATTERS HEREIN RELEASED.

9. Counterparts. This A&R Amendment may be executed by the parties hereto in several counterparts, each of which shall be an original and all of which shall constitute together but one and the same agreement. Delivery of an executed counterpart of a signature page to this A&R Amendment by e-mail (e.g., “pdf” or “tiff”) or telecopy shall be effective as delivery of a manually executed counterpart of this A&R Amendment.

10.  Governing Law. THIS A&R AMENDMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS A&R AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this A&R Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

THERATECHNOLOGIES INC.,
as the Borrower

By:	/s/ Paul Lévesque
Name:	Paul Lévesque
Title:	President and Chief Executive Officer

By:	/s/ Philippe Dubuc
Name:	Philippe Dubuc
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Amended & Restated Fourth Amendment to Credit Agreement]

MAM TIGER LENDER LLC, as a Lender

By:	/s/ Louis Hanover
Name:	Louis Hanover
Title:	Authorized Signatory

MARATHON HEALTHCARE FINANCE FUND, L.P.,
as a Lender

By: Marathon Healthcare Finance Fund GP, LLC

By:	/s/ Louis Hanover
Name:	Louis Hanover
Title:	Chief Investment Officer

[Signature Page to Amended & Restated Fourth Amendment to Credit Agreement]